Filed Pursuant to Rule 433
Registration No. 333-277334
May 13, 2024

Markel Group Inc.

Pricing Term Sheet

$600,000,000 6.000% Senior Notes due 2054 (the “Senior Notes”)

Issuer:	Markel Group Inc.

Anticipated Ratings/Outlook (Moody’s / S&P)*:	Baa2 (stable) / BBB (stable)

Security Type:	SEC Registered Senior Notes

Trade Date:	May 13, 2024

Settlement Date**:	May 16, 2024 (T+3)

Interest Payment Dates:	May 16 and November 16 of each year, commencing on November 16, 2024

Maturity Date:	May 16, 2054

Principal Amount:	$600,000,000

Benchmark Treasury:	UST 4.250% due February 15, 2054

Benchmark Treasury Price / Yield:	93-30+ / 4.626%

Spread to Benchmark Treasury:	+ 140 basis points

Yield to Maturity:	6.026%

Coupon:	6.000%

Public Offering Price:	99.641% of the principal amount, plus accrued interest, if any, from May 16, 2024

Net Proceeds to Issuer before Expenses:	$592,596,000

Optional Redemption Provisions:

Make-Whole Call:	At any time prior to November 16, 2053 (six months prior to maturity), at a make-whole redemption price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest discounted at the Treasury Rate (as defined in the Prospectus Supplement (as defined below)) plus 25 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed. See “Description of Notes—Optional Redemption” in the preliminary prospectus supplement, dated May 13, 2024 (the “Prospectus Supplement”), for more information.

Par Call:

On or after November 16, 2053 (six months prior to maturity), redemption at par.

In each case, any accrued and unpaid interest will be paid to the redemption date. See “Description of Notes—Optional Redemption” in the Prospectus Supplement, for more information.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	570535AY0 / US570535AY06

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Wells Fargo Securities, LLC BofA Securities, Inc.

Senior Co-Managers:	Barclays Capital Inc. BNY Mellon Capital Markets, LLC

Co-Managers:	Siebert Williams Shank & Co., LLC Capital One Securities, Inc. Truist Securities, Inc. Academy Securities, Inc. Multi-Bank Securities, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**The Issuer expects that delivery of the Senior Notes will be made to investors on or about May 16, 2024, which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary markets generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of this pricing term sheet will be required, by virtue of the fact that the Senior Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Senior Notes who wish to trade the Senior Notes prior to the date of delivery should consult their advisors.

This pricing term sheet supplements the preliminary prospectus supplement, dated May 13, 2024, and the related prospectus, dated February 23, 2024; capitalized terms used in this pricing term sheet, but otherwise not defined herein, shall have the meanings assigned to them in the preliminary prospectus supplement and the related prospectus.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.